Exhibit 1.2

**CONFIDENTIAL**

June 18, 2004

Board of Directors
First Federal Savings and Loan Association
c/o Mr. Tony D. Whitaker
President & CEO
479 Main Street
Hazard, KY 41701

Dear Members of the Board:

     Capital Resources Group, Inc. (“CRG”) offers to provide certain financial advisory services to First Federal Savings and Loan Association of Hazard (the “Association”) in connection with the Association’s contemplation of a possible acquisition of a particular thrift institution (the “Target”). CRG will provide certain consulting and valuation services in connection with such acquisition.

     CRG is an investment banking and financial consulting firm with considerable experience in the valuation of financial institutions and in the structuring of financial transactions such as this one. Our advice includes valuation and pricing related matters for mergers and acquisitions and pro forma analysis of the Association on a post-acquisition basis. CRG has detailed financial data bases and financial models for both thrift institutions and commercial banks that support our efforts in these areas.

     CRG’s senior staff is committed throughout the scope of such engagements. Our merger and acquisition experience has been gained through involvement in structuring such transactions for over twenty years and prior service as senior officials in key regulatory agencies that must approve such acquisitions.

Proposed Services

     Our work effort on your behalf would cover the necessary steps from the initial identification of a financial institution for acquisition through all steps to the completion of the acquisition, including the following:

1.	Work with you to assess the objectives of an acquisition strategy and the criteria of a potential target;

2.	Assist you in identifying a potential institution for acquisition;

CAPITAL RESOURCES GROUP, INC.
Mr. Tony D. Whitaker
June 18, 2004

3.	Provide preliminary analyses of the types of transactions available for completing the proposed acquisition;

4.	Perform preliminary pro forma analyses of the combined institutions;

5.	Evaluate various structures available for the proposed transaction;

6.	With your approval, make initial contact with the key parties of the institution chosen as the best candidate to fulfill the objectives for an acquisition;

7.	If interest is shown by the potential target, work with you to set up face-to-face meetings, negotiate the transaction, including structure, price, personnel and the various relevant social issues;

8.	Assist legal counsel with the merger agreement for the acquisition;

9.	Assist in any pre-filing and/or pre-announcement regulatory meetings;

10.	Assist in gaining appropriate regulatory approvals, including additional meetings with regulators, if necessary;

11.	Participate in the due diligence on the target;

12.	Render a fairness opinion to the Association, if appropriate; and,

13.	Assist your auditor’s in the mark-to-market analysis required for the purchase accounting treatment at the close of the transaction.

     Throughout this time frame we would be available to the board and senior management of the Association to discuss the transaction.

     Our involvement throughout the potential acquisition is extensive and comprehensive. Other services that CRG and its subsidiary company, Capital Resources, Inc., a NASD-registered broker dealer, can offer for other elements of this transaction, including the formation of a mutual holding company and the possible offering of stock will be provided under separate agreements.

CAPITAL RESOURCES GROUP, INC.
Mr. Tony D. Whitaker
June 18, 2004

Fee Structure

     For the services offered herein, CRG’s fee structure consists of two components:

1.	For our work effort for all steps shown above through the execution of the merger agreement including the financial valuations and rendering a fairness opinion, if appropriate, our fee will be $85,000, payable upon execution of the merger agreement; and,

2.	A success fee equal to one and one quarter percent (1.25%) of the total consideration paid as part of the acquisition, payable upon successful closing of the acquisition.

     The success fee component is meant to be inclusive of both the customary success fee paid for investment banking services of this type where an acquisition bid is successful and the extensive professional services provided throughout the engagement.

     Also, the Association agrees to reimburse CRG for certain out-of-pocket expenses necessary for the services of CRG’s staff and incident to the completion of the consulting and valuation services. Reimbursement of reasonable expenses for travel, communications, reproduction, data and computer time shall be paid to CRG as incurred and billed. CRG agrees to submit receipts for travel and communications expenses.

     If, during the course of this engagement, unforeseen events occur so as to materially change the nature of the work content of the services described in this contract, the terms of said contract shall be subject to renegotiation by the Association and CRG.

Confidential and Ownership

     CRG agrees that the services to be performed for the Association hereunder are of a confidential nature and CRG will not disclose any non-public information regarding the Association without the Association’s prior consent (unless required by law, regulation or court order). In the event, a document compelling, or purporting to compel disclosure of confidential information or production materials is received, CRG shall immediately notify the Association in all particulars. CRG further agrees that any written material or other work produced specifically for the Association is the property of the Association. Upon any termination of this Agreement, CRG shall, upon written request by the Association, promptly deliver to the Association all materials specifically produced for it including any confidential information provided by the Association to CRG during the course of this Agreement.

CAPITAL RESOURCES GROUP, INC.
Mr. Tony D. Whitaker
June 18, 2004

Warranties and Indemnification

     The Association and CRG hereby agree to the following:

•	The Association agrees to supply to CRG such information with respect to its business and financial condition as CRG may reasonably request in order to provide the aforesaid financial advice including the valuation opinion. Such information heretofore or hereafter supplied or made available to CRG shall include without limitation: annual financial statements, periodic regulatory filings and material agreements, debt instruments, commitments and contingencies, potential gains/losses, business plans, budgets and corporate books and records.

•	The Association hereby represents and warrants to CRG that any information provided to CRG does not and will not, to the best of the Association’s knowledge, at all relevant times, contain any untrue statement of a material fact or fail to state a material fact necessary to make the statements therein not false or misleading.

     In consideration of the Agreement to have CRG act on its behalf, the Association and its successor(s) agree to indemnify and hold harmless CRG and any of its directors, officers, agents, affiliates and employees (the “CRG Indemnities”) from and against any losses, claims, damages, liabilities, or expenses (including, but not limited to, all losses and expenses in connection with claims under the federal securities laws) related to or arising out of the engagement set forth in this letter and will reimburse the CRG Indemnities for any expenses incurred by them in connection with investigating or defending any such action or claim. Promptly after receipt by CRG of notice of any claim or the commencement of any action or proceeding in connection with any matter related to the activities of CRG pursuant to this Agreement, CRG will notify the Association in writing of such claim or of the commencement of such action or proceeding and the Association will assume the defense of such action including the employment of counsel reasonably satisfactory to CRG and the payment of the fees and disbursements of such counsel.

     In the event CRG determines, in its judgment reasonably exercised, that there is a conflict of interest by reason of the Association and CRG having a common counsel, or if the Association elects not to defend the action, then CRG may employ separate counsel reasonably satisfactory to the Association to represent or defend it in any such action or proceeding in which CRG may become involved or is named as defendant, and the Association will pay as incurred the reasonable fees and disbursements of such counsel. No such claim, action or proceeding may be compromised or settled without the consent of the Association, which consent shall not be unreasonably withheld or delayed.

CAPITAL RESOURCES GROUP, INC.
Mr. Tony D. Whitaker
June 18, 2004

     The Association will not be responsible for any such losses, claims, damages, liabilities, or expenses to the extent that they result primarily from any activity undertaken by CRG’s bad faith or from CRG’s gross negligence.

     The indemnity provisions herein contained shall remain operative and in full force and effect regardless of any termination of this engagement.

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     To engage our services, please sign in the space provided below and return the signed letter to me. I have enclosed a signed copy for your files. I have enclosed an initial invoice in the amount of $15,000 as a retainer to be credited against professional charges and expenses incurred. Should you have any questions, please feel free to give me a call. We look forward to the opportunity of working with you on this very exciting and challenging project.

Sincerely,

CAPITAL RESOURCES GROUP, INC.

David P. Rochester Chairman and Chief Executive Officer

DPR/bls

AGREED TO AND ACCEPTED BY:

First Federal Savings and Loan Association

Tony D. Whitaker President and CEO	date